Exhibit 99.84

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

COASTAL CONTACTS SETS NEW EYEGLASSES ORDERS RECORD OF $2.0 MILLION LAST WEEK

VANCOUVER, British Columbia — March 23, 2011 — Coastal Contacts Inc. (TSX: COA; Nasdaq OMX: COA) the worlds largest online retailer of eyeglasses and contact lenses announced today that the Company generated an eyeglasses orders record of approximately $2.0 million last week. Total units for the period were more than 28,000 pairs of eyeglasses.

“Coastal continues to experience growing consumer demand for our unique eyeglasses offering,” stated Roger Hardy, Coastal Contacts, Founder and CEO. “We are seeing increasing demand from new customers as well as strong demand from repeat customers as we move into the seasonally stronger eyeglasses periods. Two trends stood out last week. First, that the average eyeglasses customer is ordering 1.4 pairs of eyeglasses as Coastal’s product offering encourages customers to own more than one pair of eyeglasses. Secondly, that our team has the ability to design and create our own brands which are generating compelling sales inside this category. The top ten selling frames during the week were dominated by Coastal’s exclusive brands including Derek Cardigan, Joseph Marc, Kam Dhillon and Ltede.”

The Company reports that during the week the top ten selling frames were:

Derek Cardigan 7003 Black

Joseph Marc 4021 Green

Kam Dhillon 3017 Purple

Kam Dhillon 3014 Chocoholic

Kam Dhillon 3015 Twilight Semi-Rimless

Joseph Marc 3027 Black

Derek Cardigan 7004 Black

Ltede 1001

Kam Dhillon 3015 Chocoholic Semi-Rimless

Joseph Marc 4024 Gunmetal

Orders is a non-GAAP measure defined as orders placed by customers in the time period referenced through our websites or our call centers. The nearest GAAP measure, sales, differs from Orders in that sales reflect orders that have shipped, net of cancellations, returns and exchanges. Coastal is reporting orders as the Company believes that its investors may use this figure to make more informed investment decisions about the Company. Orders is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian GAAP, is therefore unlikely to be comparable to similar measures presented by other companies and should be considered in addition to, and not as a substitute for, sales and other measures of financial performance reported in accordance with Canadian GAAP.

About Coastal Contacts Inc.

Coastal Contacts Inc. has quickly become the world’s leading online retailer of vision care products, attributable to a combination of fast delivery, a customer-centric approach and great selection at the lowest possible prices. Founded in 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal Contacts services customers in more than 150 countries through the Coastal Contacts family of websites including: CoastalContacts.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, Yasuilens.com, Maxlens.com, and Coastallens.com .

For Further Information:

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 28, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastalcontacts.com